Exhibit 99.1

Zymeworks Announces Pricing of Initial Public Offering

Vancouver, Canada (April 27, 2017) – Zymeworks Inc. (“Zymeworks”) today announced the pricing of its initial public offering of 4,500,000 common shares at a price to the public of U.S.$13.00 per share. In addition, Zymeworks has granted the underwriters a 30-day over-allotment option to purchase up to an additional 675,000 common shares at the initial public offering price, less underwriting discounts and commissions. Zymeworks expects to use the net proceeds from the offering to further develop and advance its pipeline of product candidates and to increase its liquidity.

The New York Stock Exchange has approved, and the Toronto Stock Exchange has conditionally approved, the listing of the common shares. The common shares are expected to begin trading on the New York Stock Exchange and on the Toronto Stock Exchange on an “if, as and when issued basis” on April 28, 2017 under the ticker symbol “ZYME.” The offering is expected to close on or about May 3, 2017, subject to the satisfaction of customary closing conditions.

Citigroup Global Markets Canada Inc., Barclays Capital Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers for the offering. Canaccord Genuity Corp. is acting as lead manager. Cormark Securities Inc. is acting as co-manager. MTS Securities, LLC served as financial advisor to Zymeworks in the offering.

A registration statement relating to the common shares was declared effective by the U.S. Securities and Exchange Commission on April 27, 2017. A final base PREP prospectus has been filed with, and a receipt has been issued by, the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada containing important information relating to the common shares.

The offering is being made only by means of a prospectus. The prospectus contains important detailed information about the securities offered. A copy of the U.S. final prospectus, when available, related to the offering may be obtained from Citigroup Global Markets Canada Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone: (800) 831-9146, or by email at prospectus@citi.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone: (888) 603-5847, or by email at Barclaysprospectus@broadridge.com; or Wells Fargo Securities, LLC, Attn: Equity Syndicate, 375 Park Avenue, New York, NY 10152, by telephone: (800) 326-5897, or by email at cmclientsupport@wellsfargo.com. Copies of the registration statement and U.S. final prospectus may also be obtained, when available, from www.sec.gov. A copy of the supplemented PREP prospectus, when available, related to the offering may be obtained from Canaccord Genuity Corp., Attn: Equity Capital Markets, 161 Bay Street, Suite 3000, Toronto, ON M5J 2S1, or by email at Ecm@canaccordgenuity.com; or Cormark Securities Inc., 200 Bay St Suite 2800, Toronto, ON M5J 2J2, by telephone: 416-943-6414, or by email at ssmoroz@cormark.com. A copy of the supplemented PREP prospectus may also be obtained, when available, from www.sedar.com.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Zymeworks

Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer. Zymeworks’ suite of complementary therapeutic platforms and its fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial. Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to the use of proceeds from the offering and the expected closing of the offering. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the offering discussed above will be completed on the terms described. Completion of the proposed offering and the terms thereof are subject to numerous factors, many of which are beyond Zymeworks’ control, including, without limitation, failure of customary closing conditions and the risk factors and other matters set forth in Zymeworks’ filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. Zymeworks undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contact:

Investor Inquiries:

David Matousek

Senior Manager, Investor Relations & Corporate Communications

(604) 678-1388

ir@zymeworks.com